AMENDED AND RESTATED CERTIFICATE OF FORMATION
OF
LONE STAR CONSULTING SERVICES, INC.

ARTICLE ONE

The name of the corporation is Lone Star Consulting Services, Inc. (the "Corporation").

ARTICLE TWO

The period of its duration is perpetual.

ARTICLE THREE

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Texas Business Organization Code.

ARTICLE FOUR

The aggregate number of shares which the Corporation shall have authority to issue is Fifty Thousand (50,000) of the par value of One Dollar and No Cents (1.00) each.

ARTICLE FIVE

The street address of the Corporation's registered office is 350 N. St. Paul Street, Dallas, Texas, 75201, and the name of the registered agent at such address is CT Corporation System.

ARTICLE SIX

No director shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability thereof is not permitted under the Texas Business Organization Code as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

ARTICLE SEVEN

The Corporation shall, to the fullest extent permitted by the Texas Business Organizations Code, indemnify its officers and members of the Board of Directors and may, if authorized by the Board of Directors, indemnify its employees and agents and any and all persons whom it shall have the power to indemnify against any and all expenses, liabilities or other matters (including expenses incurred in prosecuting and indemnification actions).

ARTICLE EIGHT

James K. Price, 3280 Peachtree Road, Suite 2625, Atlanta, Georgia 30305
Richard Perlman, 3280 Peachtree Road, Suite 2625, Atlanta, Georgia 30305